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EXHIBIT 3.9

CERTIFICATE OF INCORPORATION

OF

ARG TERRA, INC.

    The undersigned, for the purpose of organizing a corporation under the General Corporation Law of the State of Delaware, certifies:

    FIRST:  The name of the corporation is ARG Terra, Inc. (the "Corporation").

    SECOND:  The address of the Corporation's registered office in the State of Delaware is The Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

    THIRD:  The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the "DGCL").

    FOURTH:  The total number of shares of stock which the Corporation shall have authority to issue is One Hundred (100) shares of common stock, par value $0.01 per share (the "Common Stock"). Each holder of Common Stock shall have one vote in respect of each share of Common Stock held by such holder of record on the books of the Corporation for the election of directors and on all other matters on which stockholders of the Corporation are entitled to vote. The holders of shares of Common Stock shall be entitled to receive, when and if declared by the Board of Directors, out of the assets of the Corporation which are by law available therefor, dividends payable either in cash, in stock or otherwise.

    FIFTH:  The directors shall have power to adopt, amend or repeal bylaws of the Corporation, except as may otherwise be provided in the bylaws of the Corporation.

    SIXTH:  Elections of directors need not be by written ballot, except as may otherwise be provided in the bylaws of the Corporation.

    SEVENTH:  The name and mailing address of the incorporator is Patrick J. Kelvie, c/o American Restaurant Group, Inc., 4410 El Camino Real, Suite 201, Los Altos, California 94022.

    EIGHTH:  A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL or (iv) for any transaction from which the director derived any improper personal benefit. If the DGCL is amended after the date of the filing of this Certificate of Incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. No repeal or modification of this Article EIGHTH shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such repeal or modification.

    WITNESS my signature this 19th day of June, 2000.

/s/ Patrick J. Kelvie Patrick J. Kelvie Sole Incorporator

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  EXHIBIT 3.9
CERTIFICATE OF INCORPORATION OF ARG TERRA, INC.